Flashfunders Securities, LLC
Statement of Operations
For the Year Ended December 31, 2015

Revenues	
Interest & dividend	$ 1
Total revenues	1
Expenses	
Communications	2,952
Occupancy and equipment rental	21,083
Taxes, other than income taxes	17,734
Other operating expenses	56,583
Total expenses	98,352
Net income (loss) before income tax provision	(98,351)
Income tax provision	800
Net income (loss)	$ (99,151)

The accompanying notes are an integral part of these financial statements.